Cloopen Reaches Settlement with U.S. Securities and Exchange Commission

BEIJING, February 7, 2024 /PRNewswire/ -- Cloopen Group Holding Limited (OTC: RAASY) (“Cloopen” or the “Company”) today announced that it has reached a settlement (the “Settlement”) with the U.S. Securities and Exchange Commission (the “SEC”) regarding the employee misconduct and transaction irregularities disclosed in the press release issued by the Company on May 3, 2022.

In settling this matter, the SEC considered the Company’s prompt self-reporting to the SEC staff, and the substantial cooperation provided by the Company throughout its investigation. The SEC also considered the prompt remedial measures undertaken by the Company, including, among others, terminating or disciplining the people involved in the fraudulent scheme, reorganizing the departments engaged in the misconduct, strengthening its accounting controls, and recruiting new finance and accounting staff with expertise in U.S. Generally Accepted Accounting Principles.

Under the terms of the Settlement, the Company, without admitting or denying the findings of the SEC, consented to the entry of an order by the SEC that it shall cease and desist from committing or causing any violations and any future violations of certain federal securities laws, including Section 10(b) of the Securities Exchange Act of 1934, as amended. The SEC is not imposing civil penalties against the Company because of its self-reporting, cooperation and remediation.

Mr. Changxun Sun, chief executive officer of Cloopen, commented, “The settlement indicates our cooperation and remedial efforts during the process, as well as our continued commitment to improving our internal controls. Going forward, we will focus more on our business and future developments, and continue to create value for our customers and shareholders.”

About Cloopen Group Holding Limited

Cloopen Group Holding Limited is a leading multi-capability cloud-based communications solution provider in China offering a full suite of cloud-based communications solutions, covering communications platform as a service (CPaaS), cloud-based contact centers (cloud-based CC), and cloud-based unified communications and collaborations (cloud-based UC&C). Cloopen’s mission is to enhance the daily communication experience and operational productivity for enterprises. Cloopen aspires to drive the transformation of enterprise communications industry by offering innovative marketing and operational tactics and SaaS-based tools.

For more information, please visit https://ir.yuntongxun.com.

Forward-Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Cloopen may also make written or oral forward-looking statements in its reports filed with or furnished to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Cloopen’s beliefs and expectations as well as its financial outlook, are forward-looking statements. These forward-looking statements are based on Cloopen’s current expectations and involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Cloopen’s filings with the SEC. All information provided in this press release is current as of the date of the press release, and Cloopen does not undertake any obligation to update such information, except as required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement, and you are cautioned not to place undue reliance on these forward-looking statements.

For investor and media inquiries, please contact:

Cloopen Group Holding Limited

Investor Relations

Email: ir@yuntongxun.com

SOURCE Cloopen Group Holding Limited